EXHIBIT 20.1
PRESS RELEASE



                        INTERWAVE ACQUIRES ASSETS OF 3C LIMITED
                                   FOR $6 MILLION

                        Expanded Research and Development Capabilities Support
                                  Company's Community Network Markets


                        THURSDAY, JUNE 29, 2000
                        MENLO PARK, Calif., United States -- interWAVE Communications International, Ltd. (Nasdaq: IWAV) today announced that it has signed a definitive agreement to purchase intellectual property and other assets of 3C Limited, a Hong Kong-based telecommunications technology developer with operations in Hong Kong and Shenzhen, China.

                        In a transaction that will be accounted for as a purchase and expected to close in July 2000, interWAVE will pay $6 million in cash to 3C for the block of assets. Specifically, interWAVE has agreed to purchase assets including the designs for a high-reliability tandem switch, a fiber-optic (OC3) access and switching system, prepaid services software, call center system, and a variety of protocol converters, ASICs, DSP-based processing modules and protocol stacks and a wide range of telecommunications technology that has an installed base of more than 700,000 subscribers in China.

                        3C has been in business for 13 years and has two joint ventures in China, which will continue to be operated after this purchase. Twenty-one employees from the engineering organization at 3C will become employees of interWAVE as a result of this purchase.


                        The acquisition of 3C assets supports interWAVE's strategy to develop and deploy wireless communications networks in growing markets throughout Asia and elsewhere. This acquisition expands interWAVE's ability to more aggressively pursue the community applications and provides development engineering resources dedicated to support the evolutionary growth of the company's products.

                        "The intellectual property embodied in the assets acquired in this transaction represents a sizeable investment on the part of 3C since their inception. These product technologies and engineering expertise provide us with a leap forward in delivering total network solutions, allowing us to meet the explosive opportunity in this market," said Dr. Priscilla M. Lu, Chairman and Chief Executive Officer of interWAVE. "We are very excited to have the engineering team of 3C join our company and we expect the addition of the acquired technologies and the engineering talent to add incrementally to our overall revenue and operating results immediately. We have had the opportunity to work with this team on a number of projects already, and we have been impressed with their technological depth in the switching and networking areas, and their overall understanding of the China market." According to James Wang, Chief Executive Officer of 3C, "interWAVE has been a strategic partner of ours for five years, and we are very excited to be joining the interWAVE family. Combining our expertise will result a very competitive solution for the wireless community market for China and other parts of Asia."

                        Wang co-founded 3C in 1986 and was its chairman and chief executive officer from 1996 to the present. After the asset purchase is completed, Wang will leave 3C and will join the interWAVE team as Executive Director, Asia research and development.

                        The pending transaction has been approved by the shareholders of 3C Limited and the board of directors of interWAVE, and closing is pending conclusion of regulatory requirements in Hong Kong.

                        About interWAVE Communications
                        interWAVE Communications International, Ltd. has pioneered the only commercially available system that provides all of the infrastructure equipment and software necessary to support an entire wireless network within a single compact system. interWAVE's WAVE-IP` network system is the first to offer interoperability between Global System for Mobile communications (GSM) networks and networks based on the Internet protocol.

                        The company markets and sells its products globally through strategic relationships with Alcatel and Nortel Networks, as well as through other communications equipment providers, systems integrators and a direct sales force. interWAVE holds 16 patents, with 13 more pending in the U.S. Patent Office. Since 1997, the company has shipped more than 1,500 units, which are now installed in GSM networks in 27 countries. The company has nearly 200 employees worldwide with most operations based in California's Silicon Valley and sales and service offices in Hong Kong and Paris. interWAVE actively participates and is affiliated with Third Generation Partnership Program (3GPP), GSM Association, European Telecommunications Standards Institute (ETSI) and The Association for Telecommunications Professionals in Higher Education (ACUTA). Additional information about interWAVE Communications is available on the company's website at http://www.iwv.com.

                        Editor's Note: interWAVE is a registered trademark and WAVEXchange, WAVEXpress/BSC, WAVEXpress/BTS,
                        WAVEView/OMC, and WAVE-IP are trademarks of interWAVE Communications International, Ltd.

                                                 # # #

                        This news release contains forward-looking statements that are subject to known and unknown risks and uncertainties that could cause the results of interWAVE Communications International, Ltd. to differ materially from management's current expectations. These risks and uncertainties include, but are not limited to, the risks relating to interWAVE's history of losses, the expectation of future losses, reliance on a small number of customers, complexity of products, difficulties in introducing new or enhanced products, compliance with regulations and evolving industry standards, long sales cycles, intense competition, management of global operations, the ability to retain and motivate key employees, and the Risk Factors discussed in the initial public offering prospectus dated January 28, 2000, and in the filings and reports made from time to time by interWAVE with the Securities and Exchange Commission. interWAVE assumes no obligation to update any forward-looking statements, which speak only as of their respective dates.